Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

This filing relates to a planned merger (the “Merger”) between Alpha Natural Resources, Inc. (“Alpha”) and Massey Energy Company (“Massey”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the “Merger Agreement”), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Massey on January 31, 2011, and is incorporated by reference into this filing.

The following email was sent to Massey members on April 4, 2011:

Members,

We received the good news over the weekend that the 30 day waiting period for governmental anti-trust approval has expired.  This means that we have received the required anti-trust approval for the merger transaction to proceed.

The related press release that was sent out over the weekend is attached.

The next timing item that is being worked on is clearance by the Securities and Exchange Commission of the Form S-4 Registration Statement and Joint Proxy Statement.  We filed these documents with the SEC approx. 2 weeks ago. We do expect to receive limited comments from the SEC (which is not uncommon) by the second week in April.  Once we address the SEC comments we would be ready to “go effective” on the registration statement at which point the dates of our respective Special Stockholders’ Meetings to approve the merger will be set.

We will keep you posted as these important items progress.

Roger Hendriksen
Vice President, Investor Relations

ALPHA NATURAL RESOURCES AND MASSEY ENERGY COMPANY RECEIVE
ANTITRUST CLEARANCE

Abingdon, VA and Richmond, VA – April 2, 2011 – Alpha Natural Resources, Inc. (NYSE: ANR) (“Alpha”) and Massey Energy Company (NYSE: MEE) (“Massey”) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired in connection with Alpha’s previously announced agreement to acquire Massey.  Alpha and Massey also confirmed that they have received required foreign antitrust approvals and that all antitrust conditions to closing have now been met.

The closing of the transaction is also subject to other customary closing conditions, including the effectiveness of Alpha’s Registration Statement on Form S-4, which was initially filed with the Securities and Exchange Commission on March 17, 2011, and stockholder approval of both companies.  Subject to the satisfaction of these other conditions, the transaction is expected to close in mid-2011.

About Alpha Natural Resources
Alpha Natural Resources is one of America’s premier coal suppliers with coal production capacity of greater than 90 million tons a year.  Among U.S. producers, Alpha is the leading supplier and exporter of metallurgical coal used in the steel-making process and is a major supplier of thermal coal to electric utilities and manufacturing industries across the country. The Company, through its affiliates, employs approximately 6,400 people and operates approximately 60 mines and 14 coal preparation facilities in Appalachia and the Powder River Basin.  More information about Alpha can be found on the Company’s Web site at www.alphanr.com.

About Massey Energy Company
Massey Energy Company, headquartered in Richmond, Va., with operations in West Virginia, Kentucky and Virginia, is the largest coal producer in Central Appalachia and is included in the S&P500 Index.  Massey produces, processes and sells various steam and metallurgical grade coals through its 25 processing plants and shipping centers and employs, through its various subsidiaries, more than 7,300 employees.  More information about Massey can be found on the Company’s Web site at www.masseyenergyco.com.

Forward Looking Statements
Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, on March 17, 2011 Alpha filed with the SEC a registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation
Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Alpha Natural Resources:

Investor Relations:
Todd Allen
(276) 739-5328

Media Contacts:
Ted Pile
(276) 623-2920

Rick Nida
(276) 739-5304

Massey Energy Company:

Investor Relations:
Roger Hendriksen
(804) 788-1824